FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October, 2004

AUDIOCODES LTD.
(Translation of registrant’s name into English)

1 Hayarden Street. Airport City, Lod 70151• ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 __

        Attached hereto and incorporated by reference herein are:

Exhibit 1	Interim Condensed Consolidated Financial Statements as of June 30, 2004.

Exhibit 2	Operating and Financial Review in Connection with the Interim Condensed Consolidated Financial Statements as of June 30, 2004.

The Interim Condensed Consolidated Financial Statements attached as Exhibit 1, and the Operating and Financial Review in Connection with the Interim Condensed Consolidated Financial Statements as of June 30, 2004 attached as Exhibit 2, to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378; and (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-105473.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD. (Registrant) BY: /S/ Nachum Falek —————————————— Nachum Falek Chief Financial Officer and Vice President Finance

Dated: October 5, 2004

EXHIBIT INDEX

Exhibit 1	Interim Condensed Consolidated Financial Statements as of June 30, 2004.

Exhibit 2	Operating and Financial Review in Connection with the Interim Condensed Consolidated Financial Statements for the as of June 30, 2004.